EXHIBIT 4.32

(English Summary)

LEASE

Parties:

SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The government-owned land containing 150 square meters, located in Southern Taiwan Science Park (formerly Tainan Science Park).

Lease Term:

Commencing March 16, 2015 and expiring on March 15, 2035.

Rental:

The total amount of monthly rental shall be four thousand and fifty-two New Taiwan Dollars (NT$4,052).

After the commencement of this Lease, the Lessee shall pay the rental amount of NT$4,052 including applicable taxes of NT$203, i.e. NT$4,255 in total, each month in the manner prescribed by the Lessor.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

If Lessee fails to make monthly rental according to the agreed schedule and Lessor’s procedures for payment, certain punitive fine may apply according to the Lease.

Lessee must adhere to the term and condition set forth under this Lease concerning the use of the Lease Premises.

During the term of the Lease, should the government adjust the rental in accordance with relevant regulations or for any reasons, Lessee agrees to an adjustment of the rent to become effective immediately upon the confirmation of the adjustment. Any deficit/overpayment of rent shall be pursued/reimbursed.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:

a.	Lessor needs to use the subject land for any reason;

b.	Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Southern Taiwan Science Park;

c.	Lessee violates any term or provision of this Lease pertaining to the use of the land and fails to provide remedy after receiving Lessor’s written notice within limited time;

d.	Lessee violates the term and provision pertaining to the restrictions on the use of the land and sub-leasing; and

e.	Lessee has defaulted in the payment of rent for two or more years.

Miscellaneous:

The Lease term shall automatically expire unless Lessor and Lessee renew this Lease.

This Lease shall be effective from the execution date of the Lease, however, if the Lessee uses the land before the execution date of this Lease, the Lease shall be effective from the date when the Lessor consent to Lessee’s use of the land.

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Tainan District Court shall be the competent court of jurisdiction in the first instance.